Exhibit 17.1

Dear Larry,

This letter confirms the several discussions we've had recently.

As I mentioned, my business activities have progressed to a point such that I am no longer able to devote the time required of a Director of a public company to fulfill his duties. I must, therefore, tender my resignation from the Board of Directors of Chembio Diagnostics. It is with regret that I do so. My resignation is not because of a disagreement with Chembio on any matter relating to Chembio’s operations, policies, disclosures and/or practices.

I want to extend simultaneously my appreciation for the gracious offer you have made to vest my stock options and make a $20,000 payment in recognition of my service to the Company. As I think it would be best if I were not a Director at the time the currently pending SB-2 Registration Statement goes effective under the Securities Act of 1933, we have agreed that the above referenced actions should be completed simultaneously. Accordingly, my resignation will take effect immediately upon my receipt of an email from you acknowledging the foregoing together with funds wired into my account for the above noted payment, as well as for the unpaid fees due for Board and Committee meetings I've attended to date (I believe three or four in number).I will send Rich Larkin wire instructions in that regard.

The Company is engaged in a field that has great importance to the well being of people throughout the world. I wish it the greatest of success.

Best regards,

Jerry